UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 16, 2026, of OceanPal Inc. (the “Company”), announcing that it has has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The information contained in this report on Form 6-K, excluding the commentary from Co-Chief Executive Officer of the Company, Salvatore Ternullo, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC. (registrant)
Dated: April 16, 2026	By: /s/ Salvatore Ternullo
Salvatore Ternullo
Co-Chief Executive Officer